July 29, 2024

George Athanasiadis
Chief Executive Officer
Eco Bright Future, Inc.
World Trade Center El Salvador
Calle El Mirador, 87 Ave Norte
San Salvador, El Salvador

       Re: Eco Bright Future, Inc.
           Amendment No. 1 to Registration Statement on Form 10
           Filed July 11, 2024
           File No. 000-56658
Dear George Athanasiadis:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response and any amendment you may file in response to this letter, we may have additional comments.

Amendment No. 1 to Registration Statement on Form 10
General

1.     Refer to your response to prior comments 2 and 3. We note that you updated your
       "Present Operations" section to explain that your crypto assets do not meet the Howey test and are therefore not "securities" within the meaning of Section 2(a)(1) of the Securities
       Act. Please revise this section to describe the policies and procedures that you followed to lead to that conclusion and the policies and procedures you will be using moving forward.
       Additionally, please expand your risk factor on page 6 to have a more fulsome discussion of the risks and limitations of your internal policies and procedures to determine whether the crypto assets and crypto-asset related services and products you offer or intend to offer
       are    securities    within the meaning of Section 2(a)(1). Also, please
provide us with a
       more detailed analysis regarding whether the crypto assets, and crypto-asset related services and products you offer or intend to offer are "securities" within the meaning of
       Section 2(a)(1) of the Securities Act. In this regard, we note your response that you
 July 29, 2024
Page 2

       believe that "[y]our Tokenization process and current plans for exchanging digital assets do not currently meet the Howey Test as the current items planned to be tokenized are commodities." Please be advised that because an underlying asset is a commodity does not mean that the crypto asset itself is not part of an investment contract.
2. Refer to your response to comment 4. Please provide us with a summary of your analysis that led to your conclusion that you are not an investment company under the Investment
       Company Act of 1940.
3. Please revise to provide a definition of the term "tokenization" as used in your registration statement, and provide a materially complete description of the tokenization process, and, if applicable, your tokenization platform(s). Clarify which of your existing projects involve tokenization as defined in the registration statement, and, to the extent your projects differ, please describe the differences.
4. Please revise throughout to clarify which products and services have been developed, which are currently under development and which your are planning to develop but have not yet begun development. For example, please disclose the phase of development of each of your products and services in the UAE, Tunisia, El Salvador, Thailand, Indonesia
       and Guatemala.
Business
Present Operations, page 1

5. Please revise your disclosure on page 2 to clarify what mean by your statement that you are "building an open source platform and developer infrastructure which enables everyone to access and participate in the global economy and Real-World Assets(RWA)
       tokenization."
6. Refer to your response to prior comments 8 and 11. We note your revised disclosure on page 2 that you "built a digital sugar exchange that has been tested and used in Dubai
       (UAE)." Please revise to include disclosure that describes the digital sugar exchange that you have developed, including, for example, disclosure regarding (i) whether the digital sugar exchange is still operating in Dubai, as we note your disclosure on page 4 that you plan to apply for licensing in the UAE, (ii) the mechanics of how you mint the tokens and how the tokens are exchanged on your blockchain and platform, (iii) a description of the information provided on your platform, (iv) a detailed description of the tokenized Sugar
       Warrants that addresses the risks and characteristics of the Sugar Warrants and the rights of the Sugar Warrant holders, (v) a description of the TradeFlow UAE auditing software that is discussed in your June 18, 2024 letter, (v) a discussion of how you earn revenues from your sugar exchange platform and the minting of the Sugar Warrants and (vi) and your ongoing role in the operation of the sugar exchange platform. In addition, your June
       18, 2024 letter states that you "issued a Digital Sugar Warrant for the same volume secured by a paper warrant." In addition, disclose how the tokenized Sugar Warrant is secured by the paper warrant, disclose whether you or Al Khaleej Sugar has insurance for the underlying assets of the Sugar Warrants and, if so, describe the degree to which such insurance protects the underlying assets.
7. Refer to your response to prior comment 8. We note that you have developed a proprietary blockchain, and it appears that this "blockchain assists the [Tunisian]
       government in interfacing with a top telecom operator in Tunsia (TOPNET)." Please
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Page 3

       revise to describe how the blockchain operates, whether the universa blockchain is permissioned and your role in its operation, the crypto assets that the blockchain supports, how you earn revenues in connection with the proprietary blockchain, and the specific blockchain application that you provide to the Tunsinian government. In addition, we note your disclosure that the "Tunisian Government is also looking at other implementations of the universa blockchain throughout the country as they experience the efficiency and organization universa blockchain provides." Please revise to clarify that there is no guarantee that the Tunsinian government will purchase additional products or services from you. Also disclose whether this is the same blockchain that you use for all of your planned projects, including those already developed or currently in development.
8. Refer to your response to prior comment 9. We note that your amendment includes a discussion on how you plan to raise capital and what your plans are if you raise
       $25,000,000. Please revise to disclose what your growth strategy will be at different amounts if you raise an amount lower than $25,000,000.
9. Refer to your response to prior comment 10 that your plan for the creation of crypto asset wallets is "to create infrastructure solutions for large corporate and government customers in which end-users can use [y]our digital infrastructure to securely transfer their rights to digital assets from one wallet to another." Please revise to describe in greater detail the
       "infrastructure solutions" you create and the "end-users" that can use your "digital infrastructure." We note your response that "your platform allows end customers to create and store private keys on their computer without transferring them to the system" and
       "that the digital assets themselves are not stored within [y]our digital infrastructure."
       Please clarify whether you intend to develop and offer crypto asset wallets that can hold the tokens you mint and clarify what you mean by "wallet activities."
10. Refer to your response to prior comments 8, 11 and 12. We note your disclosure regarding
       "your involvement . . . in digital asset tokenization." Please revise your registration statement to describe the characteristics of any tokens that you have minted or plan to mint, including the rights of the token holders, how many tokens you have minted to date, how you conduct your AML/KYC procedures, whether you provide wallets for such tokens or whether the tokens may be stored in third-party wallets. In addition, we note your response that you have a planned platform related to the tokenization of customer assets in El Salvador, including gold, coffee and real estate and that the physical assets will be stored in a vault. Please provide detailed information regarding how these assets will be stored, including the location or locations of the vault, where the vault is located, whether you will use a third-party vault and, if so, the material terms the agreement, and whether you have insurance that covers the underlying assets. Additionally, please provide an expected timeline for the development of this product and a description of the licenses and approvals you will need to obtain in order to offer this product in El
       Salvador.
11. Refer to your response to prior comment 13. Please revise to describe the laws and regulations that have or will have a material impact on your business in El Salvador,
       Thailand, Indonesia, Guatemala, United Arab Emirates and any other jurisdictions material to your business or business plans, including a description of the approvals and licensing requirements, when you applied or plan apply for such approvals and
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Page 4

       licenses, and an estimate of the length of time it will take to obtain any necessary approvals and licenses.
12. Please revise to describe the steps you have taken or intend to take to prevent unauthorized or impermissible customer access to your products and services outside of the jurisdictions in which you have obtained or will obtain the necessary licenses and authorizations to operate. Also include a risk factor that discusses the material risks you face from such unauthorized or impermissible customer access to your products and services. In addition, we note your disclosure on page 8 that "[i]t is currently planned to not accept clients from certain jurisdictions," that "[t]hese jurisdictions include the United
       States of America and European Union countries" and that "[t]he KYC process will not allow individuals with passports from these jurisdictions to use [y]our services." Please revise your disclosure to clarify what you mean by "clients." For example, are you referring to the "large corporate and government customers" for whom you intend to create infrastructure solutions or are you referring to individuals who may wish to utilize your platform or purchase your crypto assets. Finally, please expand your disclosure to clarify how you will restrict U.S. persons given that you are "building an open source platform and developer infrastructure which enables everyone to access and participate in the global economy and Real-World Assets(RWA) tokenization.
13. Refer to your response to prior comment 14. Your June 18, 2024 letter states you do not engage in crypto asset trading activities for your own account and that you do not own crypto assets. Please revise your disclosure in this section accordingly.
14. Refer to your response to prior comments 8 and 12. On page 21, you disclose that you intend to enter into agreements in connection with blockchain products in Thailand,
       Indonesia and Guatemala. Please revise to disclose any agreements you have already entered into with respect to those countries or explain the types of agreements you intend to enter into.
15. Refer to your response to prior comment 15. Please revise your disclosure to describe the consulting services you offer and plan to offer. In this regard, we note that your June 18,
       2024 letter states that you plan to provide consulting services for large industrial corporations and government agencies on the ways product tokenization and digitalization of the trading process can be properly implemented and that your disclosure on page
       8 states that for the year ended December 31, 2023 you recognized $32,132 in consulting revenue.
16. Refer to prior comments 12 and 16. You disclose on page 3 that you intend to implement an AI platform that will allow users "to book hotels, make reservations at restaurants and other services directly from their wallet." Please revise to describe in detail your plan for developing an AI engine, including the mechanics of how users can make hotel and restaurant reservations "directly from their wallet," the steps involved in developing the
       AI engine, the estimated timeline and the cost of each step, the sources of capital for the development of the AI engine and any challenges you may face in the development of the
       AI platform.
Risk Factors, page 2

17. Refer to your response to prior comment 17. Please add separate risk factors that address the specific risks related to operating and offering your products and services in El
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       Salvador, Tunisia, United Arab Emirates, Thailand, Indonesia and Guatemala, including whether and how the regulatory regimes in these countries will materially impact your business and ability to operate.
18. Please revise to include separate risk factors that address the risks related to "real world asset" tokenization, including the risks related to the storage of the "real world assets,"
       including storage costs and the risks of destruction of the    real
world    assets, market risks
       related to the value of the underlying assets, and liquidity risks related to the tokens.
Blockchain Technology carries with is certain risks and compliance issues, page
8

19. Refer to your response to comment 18. Please revise this risk factor to describe the "risks associated with cyber criminals and fraud throughout the world" and, in a separate risk factor, describe any material risks to your business from regulatory developments related to crypto assets and crypto asset markets in the jurisdictions in which you operate and intend to operate. Also identify the specific regulations and material pending regulations in the jurisdictions in which you operate and intend to operate, and describe the material effects this may have on your business and business plans. Also add a risk factor that discusses the risks and consequences related to the impairment of the infrastructure used by your blockchain technology.
Directors and Executive Officers, page 11

20. Refer to your response to prior comment 23. Please revise to provide the dates that
       Mr. Athanasiadis and Mr. Stragar held the positions listed in "Recent Work History" on page 11.
Footnotes to Consolidated Financial Statements
Note 1 - Organization and Significant Accounting Policies, page 21

21. We acknowledge your response to our comment 26 and your revised disclosure under
       Note 1. You disclose that the preferred shares represent 99.90% of the total votes available to be cast. Under Item 4 on page 11 you state that the preferred shares represent
       49% of the voting power of the company. Please reconcile these statements to us, and explain to us how 49% of the total voting power represented by the preferred shares transferred control of the company in the merger.
Concentrations, page 21

22. We acknowledge your response to our comment 28 and the revised disclosure under Note
       1, Concentrations. Please revise your disclosure to include the geographic location in which your revenues were derived. If the revenues attributed to any individual foreign countries are immaterial, please include a statement to that effect in your disclosure. Refer to ASC 280-10-50-41.
Revenue Recognition Policy, page 22

23. We acknowledge your response to our comment 30 and your expanded MD&A disclosure on page 8. Please respond to the following:
           Tell us whether you intend to operate, maintain or otherwise participate in the digital exchange services you describe on page 2, and whether you anticipate a continuing
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Page 6

           revenue stream;
             If so, please tell us your expected accounting policy for recognizing this revenue; and
             Describe for us, and disclose, your revenue recognition policies for any other digital asset tokenization, trading, exchange, or digital wallet products you expect to introduce within the next year.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Rolf Sundwall at 202-551-3105 or David Irving at 202-551-3321 if you
have questions regarding comments on the financial statements and related matters. Please contact Austin Stanton at 202-551-2197 or Sonia Bednarowski at 202-551-3666 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Crypto
Assets